Exhibit 99.1

NEWS RELEASE

Fortuna Expands Mineral Reserves and Mineral Resources for the Séguéla Mine, Côte d'Ivoire

Vancouver, November 18, 2025 - Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce updated Mineral Reserves and Mineral Resources excluding Mineral Reserves for the Séguéla Mine, reporting 1.2 million ounces of gold in Mineral Reserves, 794,000 ounces of gold in Indicated Resources, and 712,000 ounces of gold in Inferred Resources.

Jorge A. Ganoza, President and CEO, commented, “Continued exploration success over the last two years has created a clear pathway to not only extend the life of mine at Séguéla, but also to evaluate a further plant expansion and a potential increase in annual gold production.” Mr. Ganoza continued, “Séguéla now boasts a 7.5-year life of mine and its largest Mineral Resource inventory on record. In response, we have launched aggressive infill drilling programs, advanced underground mining studies, and initiated plant expansion evaluations to fully capture the opportunities created by our exploration success.” Mr. Ganoza concluded, “With robust exploration programs underway and continuing into 2026, we are confident in our ability to unlock further value from our commanding land position at Séguéla.”

Updated Mineral Reserves and Mineral Resources Highlights

•	Growth in Mineral Reserves offset production-related depletion, with an estimated 1.2 million ounces of gold, representing an 11% increase compared to December 31, 2024.

•	Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, are reported containing 794,000 ounces of gold, a 100% increase compared to December 31, 2024.

•	Inferred Mineral Resources are reported containing 712,000 ounces of gold, reflecting a 15% increase compared to December 31, 2024.

•	Kingfisher and Sunbird host the largest Mineral Reserves and Mineral Resources where mineralization remains open at both deposits.

•	Completion of the underground mining study, supporting the potential conversion of up to 502,000 gold ounces of Sunbird Indicated Resources into Mineral Reserves, is expected in December 2025.

•	Technical studies have been initiated to evaluate a plant expansion of approximately 25% capacity to between 2.0 and 2.5 million tonnes per year; studies are expected to be completed in the second quarter of 2026.

Mineral Reserves

Proven and Probable
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Stockpile	Proven	962	1.32	41
Open Pit
Antenna	Probable	2,489	2.20	176
Koula	Probable	786	5.35	135
Ancien	Probable	1,183	4.23	161
Agouti	Probable	754	2.61	63
Boulder	Probable	532	1.88	32
Sunbird	Probable	2,409	3.31	256
Badior	Probable	404	4.25	55
Kingfisher	Probable	3,497	2.28	257
Total	Proven + Probable	13,016	2.81	1,177

Mineral Resources

Measured and Indicated
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Open Pit (OP)
Antenna	Indicated	1,461	1.58	74
Koula	Indicated	149	5.33	26
Ancien	Indicated	112	4.19	15
Agouti	Indicated	59	2.26	4
Boulder	Indicated	329	1.47	16
Sunbird	Indicated	255	3.12	26
Badior	Indicated	61	3.48	7
Kingfisher	Indicated	752	1.66	40
OP Combined	Indicated	3,177	2.03	207
Underground (UG)
Koula	Indicated	23	3.83	3
Ancien	Indicated	472	5.43	82
Sunbird	Indicated	3,597	4.34	502
UG Combined	Indicated	4,093	4.46	587
Total	Indicated	7,270	3.40	794

Inferred
				Contained Metal
Location	Classification	Tonnes (000)	Au (g/t)	Au (koz)
Open Pit (OP)
Antenna	Inferred	1,498	1.91	92
Koula	Inferred	155	3.61	18
Ancien	Inferred	25	4.87	4
Agouti	Inferred	160	1.64	8
Sunbird	Inferred	88	1.46	4
Badior	Inferred	46	5.08	8
Kestrel	Inferred	60	1.73	3
Kingfisher	Inferred	4,554	1.82	267
OP Combined	Inferred	6,586	1.91	404
Underground (UG)
Koula	Inferred	316	4.70	48
Ancien	Inferred	22	3.86	3
Sunbird	Inferred	1,719	4.41	244
Kingfisher	Inferred	135	2.98	13
UG Combined	Inferred	2,193	4.36	307
Total	Inferred	8,779	2.52	712

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate.
5.	Mineral Resources and Mineral Reserves are reported as of October 31, 2025.
6.	Mineral Reserves are reported on a 100% ownership basis using incremental gold grade cut-offs of 0.73 g/t Au for Antenna and Koula, 0.76 g/t Au for Agouti, 0.75 g/t Au for Boulder and Kingfisher, 0.83 g/t Au for Ancien and Badior, and 0.74 g/t Au for Sunbird deposits. These estimates are based on a gold price of US$2,300/oz, metallurgical recovery rates of 93.5%, except for Badior at 91.5%, ex-pit mining costs ranging from US$3.09/t to US$5.74/t, incremental haulage costs ranging from US$3.62/t to US$10.06/t based on the pit’s geographical location in relation to the run-of-mine Pad, processing costs of US$21.28/t, general and administrative (G&A) costs of US$16.21/t, and sustaining capital of US$4.37/t. Only Proven and Probable Mineral Reserve categories within the final pit designs are reported. Pit designs for Antenna, Ancien, Koula, Badior and Kingfisher were developed using inter-ramp angles ranging from 30.6° to 38.3° for oxide material, 40.7° to 42.9° for transitional material, and 59.6° for fresh material. The Agouti and Boulder pits were designed with inter-ramp angles of 36.8° for oxide, 44.2° for transitional, and 60.0° for fresh rock. The Sunbird pit design applied inter-ramp angles of 40.7° for oxide, 36.5° to 59.6° for transitional, and 52.2° to 61.2° for fresh material. The reported Mineral Reserves incorporate modifying factors for mining dilution and recovery, represented by regularization of the block models to an appropriate Selective Mining Unit (SMU) block size. Mineral Resources for the Séguéla Mine are reported at gold grade cut-offs of 0.65 g/t Au for Antenna, 0.66 g/t Au for Kestrel, Boulder, Sunbird, and Kingfisher, 0.68 g/t Au for Agouti, and 0.73 g/t Au for Ancien and Badior. These are based on an assumed gold price of US$2,600/oz and are constrained within preliminary pit shells honoring all geotechnical parameters. Underground Mineral Resources are reported within the optimized stope shapes based on a Longhole Stoping mining method at cut-off grades of 2.32 g/t Au for Sunbird and Koula, and 2.41 g/t Au for Ancien. The Séguéla Mine is subject to a 10% free carried interest held by the State of Côte d’Ivoire.
7.	Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources; Raul Espinoza (FAUSIMM (CP) #309581) is the Qualified Person responsible for Mineral Reserves; both being employees of Fortuna Mining Corp.
8.	Totals may not add due to rounding.

Mineral Reserves

As of October 31, 2025, the Séguéla Mine has Proven and Probable Mineral Reserves of 13.0 million tonnes containing 1.2 million ounces of gold.

From December 31, 2024, to October 31, 2025, Mineral Reserve tonnes increased by 33%, while gold grade decreased by 17% to 2.81 g/t Au, resulting in a net increase of 11% in contained gold ounces.

The reduction in the global reserve gold grade from 3.38 g/t Au to 2.81 g/t Au is a direct consequence of incorporating the Kingfisher deposit Mineral Reserves, while production during the period of January to October 2025 depleted higher grade material from the Koula and Ancien deposits. Although the Kingfisher deposit exhibits lower average grades relative to the high grade deposits, it benefits from a lower strip ratio of 7.6:1, compared to the average strip ratio of the Mineral Reserves of 13.4:1.

Changes in the Séguéla Mine's Mineral Reserves are a result of:

•	Mining-related depletion in the first ten months of 2025 totaling 129,000 ounces of gold.

•	The first-time estimation of Mineral Reserves for the Kingfisher deposit, totaling 3.5 million tonnes at an average grade of 2.28 g/t Au containing 257,000 ounces of gold.

•	Additional variations driven by an updated geologic interpretation of the Koula deposit, as a result of grade-control drilling, as well as adjustments to operational costs and gold price assumptions.

Mineral Resources

Measured and Indicated Mineral Resource gold ounces, exclusive of Mineral Reserves, increased by 100%, or 398,000 ounces. The change in Indicated Resources was driven by the growth in the Sunbird Underground Project which stands at 3.6 million tonnes averaging 4.34 g/t Au containing 502,000 gold ounces, an increase of 288,000 ounces compared to December 31, 2024. Changes were also a result of updating gold metal prices and pit optimizations to incorporate an additional 110,000 ounces of gold across all deposits.

Inferred Resources tonnage increased by 30% to 8.8 million tonnes, while gold grade decreased by 11% to 2.52 g/t, resulting in a net increase of 15% in contained gold to 712,000 ounces. The primary driver of this change was growth at the Kingfisher deposit, where most of the resources upgraded to Mineral Reserves were replaced by new Inferred Resources totaling 267,000 ounces of gold. Further contribution came from the Sunbird Underground Project where all upgraded Inferred Resources were replenished and an additional 53,000 ounces of gold added, bringing the total Inferred Resource to 1.7 million tonnes averaging 4.41 g/t Au containing 244,000 ounces of gold. Additional adjustments arose from updated gold price assumptions and the resulting open pit and underground mineable shape optimizations, which identified the potential for underground resources at Kingfisher.

Ongoing Exploration and Infill Drilling to Support Resource Growth

Drill activities remain ongoing across the Séguéla property, with five drill rigs currently active. Current drilling is focused on the potential for upgrading Inferred to Indicated Resources at the Sunbird Underground Project, while also evaluating mineralization potential at existing deposits and across the wider land package. However, insufficient tonnes were identified at the Gabbro North prospect to support a potentially economical open pit at this time.

Advancing Studies for Process Plant Expansion

Séguéla’s processing plant was commissioned in mid-2023 with a design throughput capacity of 156 t/hr, approximately 1.25 million tonnes per year. Since commissioning, several low-capital optimization initiatives have been implemented to enhance the efficiency of the plant, and the operation is now expected to treat 1.75 million tonnes per year beginning in 2026. Until recently, the increase in the mining rate required to sustain this higher throughput had been constrained by the mine life, which limited the rationale for investing in expanding the processing capacity.

The potential to extend mine life is supported by several key developments:

•	Expansion of Mineral Resources at the Sunbird and Kingfisher deposits.

•	Strong conversion of Inferred to Indicated Resources.

•	Positive results from ongoing drilling of the Sunbird Underground Project completed after the June 30, 2025 data cut-off.

•	Mineralization at both Kingfisher and Sunbird remains open in all directions.

Together, these factors provide increasing confidence in the potential to extend the mine life through future drilling and mining studies.

Given this improved visibility, Fortuna has initiated engineering studies to evaluate options for further expansion of processing plant capacity.

Sunbird Underground Project

Engineering work continues with the objective of converting Mineral Resources to Mineral Reserves by December 2025. All major technical studies, including among others, geotechnical, metallurgical, hydrogeological, are now complete, and the project team is currently developing the pre-feasibility report.

The Sunbird Underground Project has the potential to underpin strong Séguéla production for several years. Planned upcoming activities include:

•	Updating Sunbird Underground Project Mineral Resources by year end.

•	Ordering long-lead equipment for underground mining.

•	Planning and execution of early works activities.

•	Advancing government permitting.

Qualified Person

Eric Chapman, Senior Vice President, Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d'Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the Mineral Resource and Mineral Reserve estimates; statements regarding extending the life of mine at Séguéla; statements regarding converting resources to reserves at the Sunbird Underground Project and the anticipated timing thereof; upcoming planned activities at the Sunbird Underground Project; the Company’s expectations regarding the expansion of processing plant capacity and a potential increase in annual gold production at Séguéla; the Company’s proposed exploration plans and objectives; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.